

06007897

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

A/3 4/20

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED

MAR 0 2 2006

SEC FILE NUMBER

8- *14765*

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____1/1/2005_____ AND ENDING _____12/31/2005_____
                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Agincourt LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Chesney House, 96 PittsBay Road
                                    (No. and Street)

Pemroke, HM 08   Bermuda
       (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

_____
                                                        (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

The Curchin Group, LLC

_____
                    (Name – *if individual, state last, first, middle name*)

125 Half Mile Road, Red Bank, NJ 07701
   (Address)   (City)   (State)   (Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESS~

JUN 3 C 2006

THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

---

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*



SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Douglas A. Love__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Agincourt LTD__ , as of __December 31, 2005__ , 20____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

__Signature__

__Title__

Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



INDEPENDENT AUDITOR'S REPORT

Board of Directors
Agincourt, Ltd.

We have audited the accompanying statement of financial condition of Agincourt, Ltd. (the "Company") as of December 31, 2005 and the related statement of income, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agincourt, Ltd. as of December 31, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary information contained on Page 8 in the Supplemental Schedule of the Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

THE CURCHIN GROUP, LLC

Red Bank, New Jersey
February 27, 2006

THE CURCHIN GROUP LLC

125 Half Mile Road, Red Bank, New Jersey 07701-6749 **(732) 747-0500** FAX (732) 747-7700 www.curchin.com

AGINCOURT, LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

Cash	US $	8,999
Prepaid expenses		2,566
	US $	11,565

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:

Accounts payable	US $	650

COMMITMENTS AND CONTINGENT LIABILITIES

STOCKHOLDERS' EQUITY:

Class A Common Stock, US $1.00 par value,	
12,000 shares authorized, issued and outstanding	12,000
Class B Common Stock, no par value, 228,000	
shares authorized, issued and outstanding	50,000
Additional paid-in capital	188,334
Accumulated deficit	(239,419)
	10,915

	US $	11,565

See accompanying notes to financial statements.

2

AGINCOURT, LTD.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

REVENUE	US	$	-
EXPENSES:			
Professional fees			7,013
Regulatory fees			3,576
Other operating expenses			771
			11,360
Loss before income taxes			(11,360)
Bermuda company tax			3,635
NET LOSS	US	$	(14,995)

See accompanying notes to financial statements.

AGINCOURT, LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	US	$ (14,995)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Changes in operating assets and liabilities:		
Prepaid expenses		(1)
Accounts payable		242
Net cash flows from operating activities		(14,754)
CASH FLOWS FROM FINANCING ACTIVITIES -		
Additional paid-in capital		16,800
NET CHANGE IN CASH		2,046
CASH, BEGINNING OF YEAR		6,853
CASH, END OF YEAR	US	$ 8,899

See accompanying notes to financial statements.

AGINCOURT, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2005

	Common Stock		Paid-In Capital		Accumulated Deficit	
BALANCE, DECEMBER 31, 2004	US	$ 62,000	US	$ 171,534	US	$ (224,424)
Additional paid-in capital				16,800		
Net loss for the year ended December 31, 2005		-		-		(14,995)
BALANCE, DECEMBER 31, 2005	US	$ 62,000	US	$ 188,334	US	$ (239,419)

See accompanying notes to financial statements.

NOTE 1 - NATURE OF THE BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of the Business – Agincourt, Ltd. (the "Company") is registered as a "securities broker or dealer" as defined in subsection (ii) of the Rule 15c3-1(a) under the Securities Exchange Act of 1934. The Company was incorporated in April 1994 under the laws of the Islands of Bermuda as a Bermuda exempted Company. The Company received its approval for membership in the National Association of Securities Dealers, Inc. ("NASD") in October, 1994, and began business in October, 1994. The Company is a Managing Broker-Dealer for Investors Guaranty Fund, Ltd. ("IGF"), seeking to identify candidate purchasers of Adjustable Rate Guaranteed Investment Agreements^{TM} ("Adjustable Rate GIAs^{TM}") issued by IGF and to introduce those candidates to IGF. Although the Company has not recorded any securities-related revenue as of December 31, 2005, the Company has been engaged in securities related activities for which its registration with the NASD is required.

Cash – Cash consists of a non-interest bearing checking account.

Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - COMMITMENTS AND CONTINGENCIES:

The Company has established commission agreements with various sales finders on a contingency basis, such that payments will only be made upon completion of sales created by a sales finder.

Financial Instruments with Off-Balance-Sheet Risk – The Company is involved in activities related to securities transactions with commercial banks and other brokers and dealers. These activities may expose the Company to certain off-balance sheet and credit risks in the event a counterparty is unable to fulfill its contractual obligations.

In accordance with industry practice, brokers are not required to deliver cash or securities to the Company's clearing agent until settlement date, which is generally three business days after trade date. The Company is exposed to risk of loss should any counter-party to a securities transaction fail to fulfill its contractual obligations, and the Company is required to buy or sell securities at prevailing market prices.

NOTE 3 - NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule, Rule 15c3-1(a)(2)(vi), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2005 the Company had qualifying net capital of US $8,349 which was US $3,349 more than its required net capital of US $5,000. The Company's ratio of aggregate indebtedness to net capital was 7.79%.

NOTE 4 - INCOME TAXES:

The Company is incorporated in the Islands of Bermuda, which does not have an income tax, however, it does have an exempt company tax, which is based on the Company's capital.

NOTE 5 - RELATED PARTY TRANSACTIONS:

The majority shareholder contributed $16,800 in additional paid-in capital during the year ended December 31, 2005.

NOTE 6 - CONCENTRATIONS OF CREDIT RISK:

Financial instruments which potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company maintains cash with a financial institution in Bermuda.

NOTE 7 - RECONCILIATON OF AUDITED COMPUTATION OF NET CAPITAL AND BROKER - DEALER'S CORRESPONDING UNAUDITED PART IIA:

For the year ended December 31, 2005 there was no difference between the audited computation of net capital and the Company's corresponding unaudited Part IIA.

AGINCOURT, LTD.
SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

NET CAPITAL:

Total stockholders' equity qualified for net capital	US	$ 10,915
Deductions and/or changes:		
Non-allowable assets		(2,566)
Other		-
		8,349
Net capital before haircuts on:		
Securities positions		-
Security haircuts		-
NET CAPITAL	US	$ 8,349

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS:

Minimum net capital required at 6 2/3 percent of aggregate indebtedness	US	$ 43
Minimum net capital requirement per Rule 15c3-1(a)(2)(vi)	US	$ 5,000
Net capital requirement (greater of the two above)	US	$ 5,000
Excess net capital	US	$ 3,349
Excess net captial at 1000%	US	$ 8,284

AGGREGATE INDEBTEDNESS:

Items included in statement of financial condition:		
Accounts payable	US	$ 650
Total aggregate indebtedness	US	$ 650
Ratio: Aggregate indebtedness to net capital		7.79%



SUPPLEMENTAL REPORT ON INTERNAL CONTROL

To the Board of Directors
Agincourt, Ltd.
Hamilton, Bermuda

In planning and performing our audit of the financial statements of Agincourt, Ltd. for the year ended December 31, 2005, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures followed by Agincourt, Ltd. that we considered relevant to the objectives stated in Rule 17a-5(g)(1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company (1) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (2) in complying with the requirements for prompt payment of securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; or (3) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives.

Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9

Because of inherent limitations in any internal control or the practices and policies referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected in a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report, are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of the shareholders, the Commission and other regulatory agencies which rely on Rule 17a-5(g) under Securities and Exchange Act of 1934 and should not be used for any other purpose.

THE CURCHIN GROUP, LLC

Red Bank, New Jersey
February 27, 2006